# FINANCIAL STATEMENTS

# WILEY BROS. - AINTREE CAPITAL, LLC

## DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-3774 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2020 (MM/DD/YY) AND ENDING DECEMBER 31, 2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wiley Bros. - Aintree Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Burton Hills Blvd., Suite 350
(No. and Street)

| Nashville | TN | 37215 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa P. James — 615-255-6431
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

| 1504 17th Avenue South | Nashville | TN | 37212 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Lisa P. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wiley Bros. - Aintree Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

VP Financial Principal

Title

Notary Public

ANGELA T. SAMOL
STATE OF TENNESSEE
NOTARY PUBLIC
DAVIDSON COUNTY
MY COMMISSION EXPIRES 7-5-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS



## THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Wiley Bros. - Aintree Capital, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedules I, II, and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Wiley Bros. – Aintree Capital, LLC's management. Our responsibility is to express an opinion on Wiley Bros. – Aintree Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wiley Bros. – Aintree Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Wiley Bros. – Aintree Capital, LLC's financial statements. The supplemental information is the responsibility of Wiley Bros. – Aintree Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wiley Bros. – Aintree Capital, LLC's auditor since 1997.

*The Baker Group, CPAs, P.C.*

Nashville Tennessee
March 1, 2021

# WILEY BROS. - AINTREE CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2020

### ASSETS

| | |
|---|---|
| Cash | $ 1,326,648 |
| Receivable from brokers and dealers | 1,010,268 |
| Fair value of securities owned | 682,366 |
| Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $639,254) | 52,405 |
| Other assets | 325,502 |
| | $ 3,397,189 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Note payable - secured | $ 605,739 |
| Payable to brokers and dealers | - |
| Accrued taxes and other liabilities | 511,494 |
| Members' equity | 2,279,956 |
| | $ 3,397,189 |

The accompanying notes are an integral part of these statements.

2

# WILEY BROS. - AINTREE CAPITAL, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues

| | |
|---|---|
| Commissions and fees | $3,156,632 |
| Gains on securities trading accounts | 1,585,731 |
| Fees for Investment Advisory Services | 4,350,898 |
| Profits (losses) from underwriting and selling groups | 196,901 |
| Revenue from sale of investment co shares | 327,449 |
| Other income from the securities business | 141,948 |
| | 9,758,659 |

Expenses

| | |
|---|---|
| Employee compensation and benefits | 7,004128 |
| Members' compensation | 285,612 |
| Commission and clearance paid to brokers | 394,119 |
| Communication and data processing | 462,400 |
| Interest expense | 53,194 |
| Regulatory fees and expenses | 45,600 |
| Occupancy Expenses | 649,633 |
| General and administrative expenses | 901,557 |
| | 9,796,243 |

| | |
|---|---|
| Net Income (Loss) from Continuing Operations | (37,584) |
| Gain (Loss) Forgiveness of PPP Loan | 600,445 |
| Net Income (Loss) | $ 562,861 |

The accompanying notes are an integral part of these statements.

# WILEY BROS. - AINTREE CAPITAL, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---|
| Beginning Members' Equity | $ 1,717,095 |
| Net Income (loss) | 562,861 |
| Members' Contributions | 165,000 |
| Members' Drawings | (165,000) |
| Ending Members' Equity | $ 2,279,956 |

The accompanying notes are an integral part of these statements.

4

# WILEY BROS. - AINTREE CAPITAL, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---:|
| Cash Flows from Operating Activities | |
| Net income (loss) | $ 562,861 |
| Adjustments to reconcile net income to net cash provided by operations | |
| Depreciation and amortization | 16,663 |
| (Increase) Decrease in: | |
| Receivable from brokers and dealers | ( 78,884) |
| Fair value of securities owned | 3,217,971 |
| Other assets | (179,660) |
| Increase (Decrease) in: | |
| Note payable | (3,228,840) |
| Accrued taxes and other liabilities | (138,278) |
| Net cash used by operating activities | 171,833 |
| | |
| Cash Flows from Investing Activities | |
| Purchase of equipment | (21,883) |
| Net cash used by investing activities | (21,883) |
| | |
| Cash Flows from Financing Activities | |
| Contributions from members | 165,000 |
| Distributions to members | (165,000) |
| Net cash provided by financing activities | 0 |
| | |
| Net increase (decrease) in cash | 149,950 |
| Cash at beginning of period | 1,176,698 |
| Cash at end of period | 1,326,648 |
| | |
| Supplemental Disclosures | |
| Interest Expense Paid | $ 53,194 |
| Taxes paid | $ 0 |

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period

The Limited Liability Company's year ends on December 31, 2020.

Revenue Recognition

Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2020 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation

Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $253,138 for the current period.

Income Taxes

Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation

The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets

Other assets consist of employee advances and loans, and other receivables.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount of timing of and cash flows from customer contracts.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

*Commissions*

*Brokerage Commissions.* The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*Investment Banking*

*Underwriting fees.* The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gain or Loss is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

*Asset Management*

*Investment advisory fees.* The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

**Revenue from contract with customers by major source**

| | |
|---|---:|
| Commissions | |
| Brokerage Commissions | $ 832,479 |
| | |
| Investment banking fees | |
| Underwriting fees | 727,317 |
| | |
| Asset Management Fees | |
| Investment Advisory Fees | 3,354,420 |
| | |
| Total revenue from contracts with customers | $ 4,914,216 |

## NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

## NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2020, the Company's net capital of $1,859,474 was $1,609,474 in excess of the minimum requirement of $250,000.

## NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

| | |
|---|---:|
| Computer and equipment | $ 436,632 |
| Office furniture and fixtures | 133,914 |
| Leasehold improvements | 137,776 |
| | 708,322 |
| Less: Accumulated depreciation | (655,917) |
| | $ 52,405 |
| | |
| Depreciation and Amortization Expense | $16,663 |

9

## NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2020 amounts due from related parties, which were included in Other Liabilities, was $913.

## NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under a month to month operating lease agreement. The total rental for office space was $381,416 for the current period.

## NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

## NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 4.00% at December 31, 2020. The loan contains financial covenants pertaining to the Company's equity balance with which the Company was in compliance.

## NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $33,195 for the period ended December 31, 2020.

## NOTE 10 – CONTINGENT LIABILITIES

From time to time the Company has claims pending against it. At March 1, 2021, there were no significant claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

## NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
as of December 31, 2020:

| | Fair Value | Level 1 |
|---|---|---|
| Securities owned | $682,366 | $682,366 |

## NOTE 12 – FORGIVENESS OF DEBT

The Company received a Payroll Protection Plan loan during the year in the amount of $600,445. The entire loan was forgiven and has been recorded on the Statement of Income as a Gain.

11

## NOTE 13 – RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States. On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. If COVID-19 continues to spread in the United States, we expect to experience possible disruptions that could adversely impact our business. It is unknown how long these disruptions could continue, were they to occur. Additionally, COVID-19's spread, which has had a broad global impact, including restrictions on travel and quarantine policies put into place by businesses and governments, may materially affect us economically by causing disruptions to the world markets. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted.

## NOTE 14 – CARES ACT

On March 27, 2020 President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act appropriated funds for the U.S. Small Business Administration (SBA) Paycheck Protection Program (PPP) to promote continued employment. Under the PPP, certain loans may be forgiven by the lender under the direction of the Administrator of the SBA so long as the requirements of the PPP for forgiveness are satisfied. Forgiveness does not occur automatically. Borrowers must submit a request for forgiveness along with all required documentation. Forgiveness will not occur unless, and until, the request for forgiveness is approved.

In May 2020, the Company received a $600,445 PPP loan from Pinnacle Bank. The proceeds were expended on approved payroll expenses as specified under the CARES Act during the fiscal year. The Company filed for loan forgiveness along with all relevant documentation and received forgiveness of the entire loan balance from the SBA in November 2020

### NOTE 15 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through the date of the auditor's report which is the date the financial statements were available to be issued.

# WILEY BROS. - AINTREE CAPITAL, LLC

## SCHEDULE I

## COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SEC

## AS OF DECEMBER 31, 2020

| | | |
|---|---:|---:|
| Total members' equity<br>from Statement of Financial Condition | | $2,279,956 |
| Total members' equity<br>qualified for net capital | | 2,279,956 |
| Deductions and/or charges | | |
| A. Non-allowable assets | | |
| Furniture, equipment & fixtures | $ 52,405 | |
| Other assets | 301,560 | |
| Total non-allowable assets | | 353,965 |
| D. Other deductions and/or charges | | 21,631 |
| Total deductions and/or charges | | 375,596 |
| Net capital before haircuts | | 1,904,360 |
| Haircuts on securities | | |
| Debt securities | | 44,886 |
| Total haircuts on securities | | 44,886 |
| NET CAPITAL | | $1,859,474 |

# WILEY BROS. - AINTREE CAPITAL, LLC

## SCHEDULE II

### Reconciliation of Broker's Computation of Net Capital
### To Auditor's Computation of Net Capital
### Under Rule 15c3-1

As of December 31, 2020

|  | Broker's Computation | Difference | Auditor's Computation |
|---|---|---|---|
| 1. Total ownership equity | $2,279,956 | $ 0 | $2,279,956 |
| 3. Total | 2,279,956 | 0 | 2,279,956 |
| 5. Total capital | 2,279,956 | 0 | 2,279,956 |
| 6. A. Non-allowable assets | 353,965 | 0 | 353,965 |
| D. Other deductions and/or charges | 21,631 | 0 | 21,631 |
| Total deductions | 375,596 | 0 | 375,596 |
| 8. Net capital before haircuts | 1,904,360 | 0 | 1,904,360 |
| 9. Haircuts on securities: Total haircuts | 44,886 | 0 | 44,886 |
| 10. Net capital | $1,859,474 | $ 0 | $1,859,474 |

# WILEY BROS. - AINTREE CAPITAL, LLC

## SCHEDULE III

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

### AS OF DECEMBER 31, 2020

| | |
|---|---|
| Minimum net capital required | $ 34,100 |
| Minimum dollar net capital requirement of reporting broker | $ 250,000 |
| Net capital requirements | $ 250,000 |
| Excess net capital | $ 1,609,474 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS
### AND
### RATIO TO NET CAPITAL

| | |
|---|---|
| Accrued taxes and other liabilities | $ 511,494 |
| Aggregate Indebtedness | $ 511,494 |

Percentage of aggregate indebtedness to net capital

| | | |
|---|---|---|
| Aggregate indebtedness | $ 511,494 | |
| Net capital | $1,859,474 | 27.51% |

### STATEMENT OF CHANGES IN LIABILITIES
### SUBORDINATED TO CLAIMS OF CREDITORS
### FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---|
| Beginning Balance | $0.00 |
| Additions | 0.00 |
| Deductions | 0.00 |
| Ending Balance | $0.00 |

16



# THE BAKER GROUP, CPAs, P.C.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Wiley Bros. - Aintree Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wiley Bros. - Aintree Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wiley Bros. - Aintree, Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Wiley Bros. - Aintree Capital, LLC stated that Wiley Bros. - Aintree Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wiley Bros. - Aintree Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wiley Bros. - Aintree Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*The Baker Group, CPAs, P.C.*

Nashville, Tennessee
March 1, 2021

WILEY BROS.-AINTREE CAPITAL, LLC
EXEMPTION REPORT

Wiley Bros.-Aintree Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent year without exception.

Wiley Bros.-Aintree Capital, LLC

I, Lisa P. James swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Lisa P James

Financial Principal

February 26, 2021



# THE BAKER GROUP, CPAs, P.C.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON APPLYING AGREED UPON PROCEDURES

To the Members of
Wiley Bros. – Aintree Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Wiley Bros. – Aintree Capital, LLC and the SIPC, solely to assist you and SPIC in evaluation Wiley Bros. – Aintree Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Wiley Bros. – Aintree Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Wiley Bros. – Aintree Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Wiley Bros. – Aintree Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*The Baker Group, CPAs, P.C.*

Nashville, Tennessee
March 1, 2021

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*28*******1902*********************MIXED AADC 220
3774 FINRA DEC
WILEY BROS-AINTREE CAPITAL LLC
40 BURTON HILLS BLVD STE 350
NASHVILLE, TN 37215-6408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 14,068

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,674 )

7-24-20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,394

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐**
**Total (must be same as F above)** $ 7,394

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wiley Bros. Aintree Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5th day of February, 20 21.

Financial Principal
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)
$ 9,758,659

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 326,603

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 53,194

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii) 53,194

Total deductions 379,797

2d. SIPC Net Operating Revenues $ 9,378,862

2e. General Assessment @ .0015 $ 14,068

(to page 1, line 2.A.)

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